SOUTHCROSS ENERGY PARTNERS, L.P.

1700 Pacific Avenue, Suite 2900

Dallas, Texas 75201

(214) 979-3700

October 30, 2012

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C.  20549

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

	Re:	Southcross Energy Partners, L.P.
Registration Statement on Form S-1
File No. 333-180841

Ladies and Gentlemen:

Southcross Energy Partners, L.P. (the “Partnership”) herby withdraws its previous request for acceleration of the effective date of the above-captioned Registration Statement that was submitted to the staff of the Securities and Exchange Commission (the “Commission”) on October 26, 2012 and requests that the Commission accelerate the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on November 1, 2012, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•                              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SOUTHCROSS ENERGY PARTNERS, L.P.

By:	Southcross Energy Partners GP, LLC,
its general partner

By:	/s/ David W. Biegler
David W. Biegler
President and Chief Executive Officer

cc:	William N. Finnegan IV (By Email)
Latham & Watkins LLP
811 Main Street
Suite 3700
Houston, TX 77002
Bill.Finnegan@lw.com

Ryan J. Maierson (By Email)
Latham & Watkins LLP
811 Main Street
Suite 3700
Houston, TX 77002
Ryan.Maierson@lw.com